EMGOLD MINING CORPORATION

Suite 1400 – 570 Granville Street

Vancouver, B.C.  V6C 3P1

www.emgold.com

February 1, 2007

TSX Venture Exchange:   EMR

OTC Bulletin Board:   EGMCF

U.S. 20-F Registration:   000-51411

Frankfurt Stock Exchange:   EML

EMGOLD MINING ANNOUNCES REVISED TERMS TO THE LEASE AND

OPTION TO PURCHASE AGREEMENT FOR THE IDAHO-MARYLAND MINE

Emgold Mining Corporation (EMR-TSX Venture) (the “Company” or “Emgold”) is pleased to announce that the Company has negotiated an extension to the Mining Lease and Option to Purchase Agreement for the Idaho-Maryland Mine located in Grass Valley, California.  The revised agreement extends the purchase option exercise date from May 31, 2007, to December 31, 2008.  As part of the revised agreement all other conditions of the original Option and Lease Agreement, including the option purchase price and net smelter royalty remain unchanged.  Emgold has agreed to a quarterly option payment of US$75,000 beginning on May 1, 2007, and continuing for the term of the revised lease.  A one-time extension payment of US$75,000 was paid upon execution of the revised agreement, in addition to the last remaining option payment of US$25,500 payable as of today’s date.

“We are very pleased that the owners of the Idaho-Maryland Mine agreed to the extension of the purchase option date to December 31, 2008,” said Bill Witte, President and CEO of Emgold Mining Corporation.  “The revised option agreement will provide Emgold with greater financing discretion and flexibility as the Company completes the permitting process and commences the development of the Idaho-Maryland Mine.”

It is anticipated that the Conditional Mine Use Permit may be granted by the end of 2007.   Subsequent activities in 2008 at the Idaho-Maryland, the second largest historical underground gold mine in California, will include de-watering the mine and driving a new decline to allow for extensive underground exploration drilling intended to significantly increase the current gold resource.

William J. (Bill) Witte, P.Eng.

President and Chief Executive Officer

For further information please contact:
Michael O’Connor, Manager, Investor Relations
Tel:  (604) 687-4622  Fax:  (604) 687-4212
Email: info@emgold.com

No regulatory authority has approved or disapproved the information contained in this news release.